

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Rich Berliner
Chief Executive Officer
Digital Locations, Inc.
1117 State Street
Santa Barbara, CA 93101

Re: Digital Locations, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Exhibit No. 10.19
Filed November 20, 2023
File No. 333-274849

Dear Rich Berliner:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation